UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RICE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

762819100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 Common Units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%*

14	Type of Reporting Person (See Instructions) PN (Partnership)

*              Based on a total of 102,303,108 Common Units outstanding as of February 15, 2018.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 Common Units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*              Based on a total of 102,303,108 Common Units outstanding as of February 15, 2018.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 Common Units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*              Based on a total of 102,303,108 Common Units outstanding as of February 15, 2018.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 Common Units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*              Based on a total of 102,303,108 Common Units outstanding as of February 15, 2018.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 Common Units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*              Based on a total of 102,303,108 Common Units outstanding as of February 15, 2018.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 Common Units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%*

14	Type of Reporting Person (See Instructions) CO (Corporation)

*              Based on a total of 102,303,108 Common Units outstanding as of February 15, 2018.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 Common Units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*              Based on a total of 102,303,108 Common Units outstanding as of February 15, 2018.

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 Common Units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 28.1%*

14	Type of Reporting Person (See Instructions) CO (Corporation)

*              Based on a total of 102,303,108 Common Units outstanding as of February 15, 2018.

This Amendment No. 3 to Schedule 13D (Amendment No. 3) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on December 23, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 7, 2016 and by Amendment No. 2 to Schedule 13D filed with the Commission on November 15, 2017 (as amended, the Schedule 13D).  Capitalized terms used in this Amendment No. 3 and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.          Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common units representing limited partner interests (the Common Units) of Rice Midstream Partners LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

Item 2.          Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and supplemented to add the following paragraph at the end thereof:

GP Holdings directly owns approximately 28.1% of the outstanding limited partner interests in the Issuer. Rice Midstream Holdings and Rice GPH LLC directly own 100% of the outstanding limited partner interests in GP Holdings. Rice Midstream Holdings directly owns 100% of the outstanding membership interests in Rice GPH LLC and GP Management, the general partner of GP Holdings. REO and Rice Midstream GP LLC (Rice GP LLC) directly own 100% of the outstanding membership interests of Rice Midstream Holdings and REO directly owns 100% of the outstanding membership interests in Rice GP LLC. EQT RE and Rice Energy Sub Holdings LLC (Rice Sub Holdings) directly own 100% of the outstanding membership interests in REO and EQT RE directly owns 100% of the outstanding membership interests of Rice Sub Holdings. EPC directly owns 100% of the outstanding membership interests of EQT RE. Investments Holdings directly owns 100% of the common stock of EPC. EQT directly owns 100% of the outstanding membership interests of Investments Holdings.

The first paragraph of Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

The principal business of GP Holdings is to hold limited partner interests and all of the incentive distribution rights in the Issuer.  The principal business of GP Management is to act as the general partner of GP Holdings. The principal business of Rice Midstream Holdings is to own all of the membership interests in Rice Midstream Management LLC, the general partner of the Issuer (the RMP General Partner) and interests in other subsidiaries of EQT which are engaged in natural gas midstream activities. The principal businesses of REO and EQT RE is to serve as intercompany holding companies for certain subsidiaries of EQT. The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. EQT conducts its business through five business segments: EQT Production, EQM Gathering, EQM Transmission, RMP Gathering and RMP Water. EQT Production is the leading natural gas producer in the United States, based on average daily sales volumes, with 21.4 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximate 4.0 million gross acres, including approximately 1.1 million gross acres in the Marcellus play, many of which have associated deep Utica or Upper Devonian drilling rights, and approximately 0.1 million gross acres in the Ohio Utica as of December 31, 2017. EQM Gathering and EQM Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin through EQT’s ownership and control of EQT Midstream Partners, LP, a publicly traded limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin. RMP Gathering provides natural gas gathering services to EQT in the dry gas core of the Marcellus Shale in southwestern Pennsylvania through the Issuer. RMP Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for EQT and third parties in Washington and Green Counties, Pennsylvania and Belmont County, Ohio through the Issuer.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to replace the last paragraph in its entirety and add an additional paragraph thereafter:

As a result of the series of transactions to effectuate the Merger, on November 13, 2017, EQT as the indirect 100% owner of GP Holdings, was, pursuant to Rule 13d-3, deemed to beneficially own the 3,623 Common Units and 28,753,623 subordinated units representing limited partner interests in the Issuer (Subordinated Units, and together with the Common Units, the Units) held of record by GP Holdings, which based on there being 73,549,485 Common Units and 28,753,623 Subordinated Units outstanding as of November 13, 2017, represented approximately 28.1% of the outstanding Units.

All of the Issuer’s 28,753,623 Subordinated Units converted, for no additional consideration, into Common Units on a one-for-one basis on February 15, 2018 upon satisfaction of certain financial tests for termination of the subordination period set forth in the Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of December 22, 2014, as amended.

Item 4.          Purpose of Transaction.

The first sentence of the introductory paragraph to Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Common Units reported herein in connection with the termination of the subordination period and the Merger as further described in Item 3.

Item 4(a) — (b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b)  As a result of the Merger, EQT obtained, among other things, Rice’s indirect 100% ownership interest in Rice Midstream Holdings, which as of February 15, 2018 indirectly owned approximately 28.1% of the limited partner interests and 100% of the incentive distribution rights of the Issuer. In addition, EQT obtained ownership of certain other midstream assets owned directly by Rice, Rice Midstream Holdings, and certain wholly owned subsidiaries of Rice Midstream Holdings (the Rice Retained Midstream Assets).

EQT intends to seek to sell the Rice Retained Midstream Assets to EQT Midstream Partners, LP (EQM), a publicly traded Delaware limited partnership in which, as of February 15, 2018, EQT indirectly owned a 1.8% general partner interest, all of the incentive distribution rights and a 26.6% limited partner interest (the Rice Retained Midstream Transaction).  Completion of the Rice Retained Midstream Transaction would be subject to, among other things, satisfactory negotiation of a definitive agreement providing for the terms and conditions under which the applicable assets would be sold, and there can be no assurance than any such transaction will occur.

Other than the Rice Retained Midstream Transaction, as of the date of this Amendment No. 3, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of the Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters).  However, the Reporting Persons intend to evaluate a wide range of potential transactions and strategic alternatives involving the Issuer, its subsidiaries and, EQT’s other subsidiaries, that could involve any or all of the Enumerated Matters, including, without limitation, the acquisition by an affiliate of EQT of the incentive distribution rights of the Issuer and/or a merger of the Issuer with EQM. There can be no assurance that exploration of any transaction or alternative, to the extent undertaken, would result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of any such transaction.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5.          Interest in Securities of the Issuer.

Item 5(a)—(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)—(b)  As of February 15, 2018, the approximate number of Common Units issued and outstanding is 102,303,108. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 28,757,246 Common Units, which represents an approximately 28.1% limited partner interest in the Issuer. The Reporting Persons have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 28,757,246 Common Units.

As of the date of this Schedule 13D, none of the Covered Individuals own any Common Units.

Item 7.          Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A	Joint Filing Agreement (attached as Exhibit A to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein in its entirety by reference).

EXHIBIT B

Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT C

Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 8, 2017 and incorporated herein by reference).

EXHIBIT D

Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT E

Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

EXHIBIT F

Power of Attorney dated November 15, 2017 (attached as Exhibit E to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein in its entirety by reference).

EXHIBIT G

Agreement and Plan of Merger, dated as of June 19, 2017, by and among Rice Energy Inc., EQT Corporation and Eagle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on June 19, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2018

EQT CORPORATION

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2018

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2018

EQT PRODUCTION COMPANY

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Attorney-In-Fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2018

EQT RE, LLC

/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Attorney-In-Fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2018

RICE ENERGY OPERATING LLC

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Attorney-In-Fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2018

RICE MIDSTREAM HOLDINGS LLC

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Attorney-In-Fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2018

RICE MIDSTREAM GP MANAGEMENT LLC

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Attorney-In-Fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2018

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Attorney-In-Fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

EXHIBIT INDEX

EXHIBIT A	Joint Filing Agreement (attached as Exhibit A to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein in its entirety by reference).

EXHIBIT B

Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT C

Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 8, 2017 and incorporated herein by reference).

EXHIBIT D

Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

EXHIBIT E

Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

EXHIBIT F

Power of Attorney dated November 15, 2017 (attached as Exhibit E to the Schedule 13D (File No. 005-88475) filed with the Commission on November 15, 2017 and incorporated herein in its entirety by reference).

EXHIBIT G

Agreement and Plan of Merger, dated as of June 19, 2017, by and among Rice Energy Inc., EQT Corporation and Eagle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to EQT Corporation’s Current Report on Form 8-K (File No. 001-03551) filed with the Commission on June 19, 2017).